UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Dialogic Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 25250T100	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,542,161 shares (2)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 12,542,161 shares (2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,542,161 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4% (3)
14	TYPE OF REPORTING PERSON IA, OO
(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V” and, together with SVOF and SVEF, the “Funds”), which are the holders of shares of Common Stock of Dialogic Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Includes an aggregate of 3,600,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants.
(3)	Based on (a) 15,874,315 shares of Common Stock of Dialogic Inc. outstanding as of April 5, 2013, as reported by Dialogic Inc. in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 26, 2013, and (b) 3,600,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 25250T100	Page 3 of 6

This Amendment No. 6 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 2, 2012, Amendment No. 2 to Schedule 13D filed with the Commission on April 16, 2012, Amendment No. 3 to Schedule 13D filed with the Commission on May 14, 2012, Amendment No. 4 to Schedule 13D filed with the Commission on August 13, 2012 and Amendment No. 5 to Schedule 13D filed with the Commission on February 13, 2013 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

Consent to Credit Agreement

On June 26, 2013, the Issuer and Dialogic Corporation, a wholly owned subsidiary of the Issuer, entered into a Consent to Credit Agreement (“TCP Consent”) with Obsidian, LLC, as agent and collateral agent, and certain investment funds managed by the Reporting Person (collectively, the “Term Lenders”) in connection with the Amended Term Loan Agreement.

Pursuant to the TCP Consent, the Term Lenders agreed to consent to the consummation of potential transactions to sell clusters of patents and patent applications owned or controlled by the Issuer (“Patent Offerings”) and to waive the requirement of the Amended Term Loan Agreement that the Issuer offer to repay the term loan with the proceeds from the Patent Offerings. Additionally, Obsidian, LLC, as collateral agent under the Amended Term Loan Agreement, agreed to release and reassign its security interest in the Offered Patents (as defined in the TCP Consent) under the terms of a Partial Release of Intellectual Property Security Agreement dated June 26, 2013.

Pursuant to the TCP Consent, the Term Lenders also agreed to further extend the period for the Issuer to timely file its Form 10-Q for the fiscal quarter ended March 31, 2013 and to deliver its financial statements for the quarter ended March 31, 2013 until July 31, 2013, and the Term Lenders waived certain events of default that might otherwise result in the absence of this extension.

The foregoing description of the TCP Consent does not purport to be complete and is qualified in its entirety by reference to the full text of the TCP Consent, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Second Amendment to Third Amended and Restated Credit Agreement, dated November 6, 2012, by and among the Issuer, Former Dialogic, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2012).

Exhibit 2	Third Amendment to Third Amended and Restated Credit Agreement, dated February 7, 2013, by and among the Issuer, Former Dialogic, Obsidian LLC and the lenders signatory

CUSIP No. 25250T100	Page 4 of 6

thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 3	Subscription Agreement, dated February 7, 2013, by and among the Issuer and the buyers signatory thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 4	Registration Rights Agreement, dated February 7, 2013, by and among the Issuer and the buyers signatory thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 5	Consent to Credit Agreement, dated June 26, 2013, by and among the Issuer and the lenders and other parties signatory thereto.

***

CUSIP No. 25250T100	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2013	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood Title: General Counsel & Chief Compliance Officer

CUSIP No. 25250T100	Page 6 of 6

EXHIBIT INDEX

Exhibit 1	Second Amendment to Third Amended and Restated Credit Agreement, dated November 6, 2012, by and among the Issuer, Former Dialogic, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 13, 2012).

Exhibit 2	Third Amendment to Third Amended and Restated Credit Agreement, dated February 7, 2013, by and among the Issuer, Former Dialogic, Obsidian LLC and the lenders signatory thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 3	Subscription Agreement, dated February 7, 2013, by and among the Issuer and the buyers signatory thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 4	Registration Rights Agreement, dated February 7, 2013, by and among the Issuer and the buyers signatory thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 11, 2013).

Exhibit 5	Consent to Credit Agreement, dated June 26, 2013, by and among the Issuer and the lenders and other parties signatory thereto.